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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                                   SCHEDULE TO
                                 (RULE 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                (AMENDMENT NO. 5 - AMENDMENT TO FINAL AMENDMENT)
                                   ----------

                      TRANSACTION SYSTEMS ARCHITECTS, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))
                                   ----------

      OPTIONS TO PURCHASE CLASS A COMMON STOCK, PAR VALUE $0.005 PER SHARE,
         GRANTED TO ELIGIBLE EMPLOYEES AND ELIGIBLE DIRECTORS UNDER THE
                ACI HOLDING, INC. 1994 STOCK OPTION PLAN AND THE
                      TRANSACTION SYSTEMS ARCHITECTS, INC.
                1996 STOCK OPTION PLAN AND 1999 STOCK OPTION PLAN
                         (Title of Class of Securities)

                                    893416107
                      (CUSIP Number of Class of Securities)

                                 David P. Stokes
                      Vice President - Legal and Secretary
                      Transaction Systems Architects, Inc.
                             224 South 108th Avenue
                              Omaha, Nebraska 68154
                                 (402) 334-5101

       (Name, Address and Telephone Number of Person Authorized to Receive
             Notices and Communications on Behalf of Filing Person)
                                   ----------

                                    Copy to:
                             Albert G. McGrath, Jr.
                                Baker & McKenzie
                          2001 Ross Avenue, Suite 2300
                               Dallas, Texas 75201
                                 (214) 978-3000
                                   ----------



/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         / / third party tender offer subject to Rule 14d-l.

         /X/ issuer tender offer subject to Rule 13e-4.

         / / going-private transaction subject to Rule 13e-3.

         / / amendment to Schedule 13D under Rule 13d-2.

/X/ Check the following box if the filing is a final amendment reporting the results of the tender offer.



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Transaction Systems Architects, Inc., a Delaware corporation ("TSA"), previously filed a Final Amendment (the "Final Amendment") to its Tender Offer Statement on Schedule TO (the "Tender Offer Statement") to report the results of the offer by TSA to exchange certain outstanding employee and director options to purchase shares of its common stock under the ACI Holding, Inc. 1994 Stock Option Plan and the Transaction Systems Architects, Inc. 1996 Stock Option Plan and 1999 Stock Option Plan for new options to purchase shares of its common stock, upon the terms and subject to the conditions set forth in the Offer to Exchange, dated August 1, 2001, as supplemented on August 13, 2001, and in the related Acceptance Letter, copies of which were attached as Exhibits (a)(1) and (a)(2), respectively, to the Tender Offer Statement.

This Amendment No. 5 is being filed to amend the Final Amendment and amends and supplements the Tender Offer Statement to update the number of options accepted for exchange by TSA and the number of new options to be granted in exchange for the options accepted for exchange, which numbers were previously incorrectly reported due to a clerical error.

ITEM 4. TERMS OF THE TRANSACTION.

The amendment and supplement to Item 4 of the Tender Offer Statement set forth in the Final Amendment is hereby amended and restated in its entirety as follows:

The offer made by TSA pursuant to the Tender Offer Statement expired at 11:59 p.m., Omaha, Nebraska time, Tuesday, August 28, 2001. TSA accepted for exchange and cancellation options to purchase an aggregate of approximately 1,946,550 shares of TSA's common stock, representing 63% of the options subject to the offer. TSA expects to issue new options to purchase 1,946,550 shares of its common stock in exchange for the options accepted for exchange and cancellation as described in the Offer to Exchange.

ITEM 12. EXHIBITS.

Item 12 of the Tender Offer Statement is hereby amended to add a reference to Exhibit (a)(19), which is attached hereto, as follows:

          (a)(19) Letter Sent to Option Holders Regarding Updated Results of Offer.


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                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               TRANSACTION SYSTEMS ARCHITECTS, INC.


                               /s/ Dwight G. Hanson
                               -------------------------------------------------
                               Dwight G. Hanson,
                               Chief Financial Officer and Senior Vice President


DATE:  September 7, 2001





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                                INDEX TO EXHIBITS


EXHIBIT
NUMBER              DESCRIPTION
--------            -----------
(a)(19)             Letter Sent to Option Holders Regarding Updated Results
                    of Offer.